August 4, 2025

Michael Ssebugwawo Muyingo
Chief Executive Officer
SUN
10 Lily Pond Lane
East Hampton, New York 11937

       Re: SUN
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 21, 2025
           File No. 333-287884
Dear Michael Ssebugwawo Muyingo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Description of Business
Business Model, page 16

1. We note your response to prior comment 7. Please revise your disclosure to discuss the nature of your revenues earned as of the most recent interim period presented rather than as of October 31, 2024.
Management's Discussion and Analysis and Plan of Operations
Results of Operations, page 20

2. Revise to also provide a discussion of the results of operations for the six-month interim period ended April 30, 2025 compared to the six-month interim period ended
       April 30, 2024. Refer to Item 303(c) of Regulation S-K.
 August 4, 2025
Page 2

Liquidity and Capital Resource, page 21

3. We note the changes you made in response to prior comment 9. However, you did not remove the references to Q1 2024 as the anticipated completion date as well as the period in which material net cash inflows are expected to commence. Please revise.
Financial Statements of SUN
Balance Sheet, page F-4

4. Please revise to separately present any amounts related to MUY HOUSE or any other related parties on the face of the balance sheet, statement of comprehensive income, or statement of cash flows. Similar concerns apply to your interim financial statements. Refer to Rule 4-08(k) of Regulation S-X.
Condensed Unaudited Financial Statements, page F-14

5. Please provide interim financial statements between the latest audited balance sheet
       (i.e., October 31, 2024) and the date of the most recent interim balance sheet being filed (i.e., April 30, 2025). Please remove the interim financial statements for the three-month periods ended January 31, 2025 and April 30, 2025, respectively. Refer to Rule 3-02(b) of Regulation S-X.
Exhibits

6. Please provide a currently dated consent from your independent registered public accounting firm.
       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Sharon D. Mitchell